July 17, 2008	TSX-V Trading Symbol: HNC

Hard Creek Nickel Featured on
Global Television and Citytv: July 19 & 20, 2008

This weekend, both Saturday, July 19th and Sunday, July 20th, 2008 - Hard Creek Nickel's new corporate video will air coast-to-coast, throughout Canada on Mining Industry Television National. With an average daily weekend viewing audience of 425,000 Canadians (Source: BBM Nielsen Media Research, March 08-May 2008) Mining Industry Television National is the most-watched, influential, content-driven half-hour in Canadian mining industry programming.

Please review the TV schedule below for the listing in your province and area. For those unable to view the Mining Industry Television National feature on Hard Creek Nickel Corporation's "Advancing the Turnagain Nickel Project", it will be available for download and viewing from the Hard Creek Nickel website on Monday, July 21, 2008.

Mining Industry TV National timeslots:

Toronto on Saturdays at 5:30 pm on CITY TV

Vancouver on Saturdays at 11:30 am on GLOBAL

Winnipeg on Saturdays at 11:30 am on CHMI, CITY TV

Calgary on Sundays at 4 pm on CKAL, CITY TV

Edmonton on Sundays at 4 pm on CHEM, CITY TV

Thunder Bay on Sundays at 11:30 am on CHFM Thunder Bay on CHFD, CITY TV

Vancouver Island on Sundays at 8:30 am on E! CHEK

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com